

March 28, 2011

By Facsimile (949.475.4756) and U.S. Mail

James Moloney, Esq.
Gibson, Dunn & Crutcher LLP
3161 Michelson Drive
Irvine, California 92612-4412

   Re: **Ameron International Corporation**
      Definitive Additional Materials filed March 24, 2011
      File No. 001-09102

Dear Mr. Moloney:

   We have reviewed the above filings as well as your response dated March 23, 2011 to our comment letter dated March 17 and have the following comments.

1.   We refer you to the following statement in the soliciting material filed March 24, 2011:

    • "As Egan-Jones recognized, Barington has offered no positive ideas, plans or strategies to build value at Ameron."

   Similar to the point we made in our letter to you dated March 21, 2011, we have reviewed the Egan-Jones report and are unable to find support for the above statement. Please advise or promptly disseminate corrective disclosure in the same manner as the March 24 soliciting material was disseminated.

   The following comments relate to your responses dated March 23, 2011 to our letter dated March 17, 2011:

2.   We note your response to the first bullet point of prior comment 1 of our letter dated March 17, 2011 relating to the quote "Confirming our worst fears…" found in the definitive additional materials filed March 16, 2011. We disagree with your characterization of the disclosure and continue to believe that the highlighted statement appears to impugn the character and integrity of Mr. Mitarotonda and to allege improper and immoral conduct without an adequate factual foundation.

3.   We note your response to prior comment 2 of our letter dated March 17, 2011 and we reissue the comment. The comment asked for support for such statement and your response is only conclusory in nature.

*   *   *

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions